Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2022 Results

BEIJING, China, February 22, 2023 –Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2022.

“2022 was a challenging year, but we used this period to prepare the company for better times. In 2023, we believe we have a clear path to reaccelerate our revenue growth, and we are now well positioned to make use of the opportunities that China’s economic recovery offers us,” said Robin Li, Co-founder and CEO of Baidu. “With our long-term investments in AI, we are poised to capitalize on the imminent inflection point in AI, unlocking exciting new opportunities across our entire business portfolio—from mobile ecosystem to AI Cloud, autonomous driving, smart devices, and beyond.”

“We initiated our efforts towards cost optimization and business efficiency at an early stage in the pandemic, creating a stronger, leaner company. In the second half of 2022, Baidu Core non-GAAP operating profit grew 14% year over year. We believe a more streamlined operation will support the sustainable development of our company over the long term,” said Rong Luo, CFO of Baidu.

Fourth Quarter and Fiscal Year 2022 Financial Highlights1

	Baidu, Inc.
(In millions except per	Q4	Q3	Q4			FY	FY
ADS, unaudited)	2021	2022	2022		YOY	2021	2022		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	33,088	32,540	33,077	4,796	0%	124,493	123,675	17,931	(1%)
Operating income	1,958	5,317	4,593	666	135%	10,518	15,911	2,307	51%
Operating income (non-GAAP)[2]	4,307	7,200	6,497	942	51%	19,030	23,186	3,362	22%
Net income (loss) to Baidu	1,715	(146)	4,953	718	189%	10,226	7,559	1,096	(26%)
Net income to Baidu (non-GAAP) [2]	4,084	5,889	5,371	779	32%	18,830	20,680	2,998	10%
Diluted earnings (loss) per ADS	4.51	(0.87)	13.59	1.97	201%	28.07	19.85	2.88	(29%)
Diluted earnings per ADS (non-GAAP) [2]	11.60	16.87	15.25	2.21	31%	53.53	58.93	8.54	10%
Adjusted EBITDA [2]	5,757	8,879	8,231	1,193	43%	24,914	29,663	4,301	19%
Adjusted EBITDA margin	17%	27%	25%	25%		20%	24%	24%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB 6.8972 as of December 30, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

1/16

	Baidu Core
	Q4	Q3	Q4			FY	FY
(In millions, unaudited)	2021	2022	2022		YOY	2021	2022		YOY
	RMB	RMB	RMB	US$		RMB	RMB	US$
Total revenues	25,978	25,239	25,654	3,719	(1%)	95,163	95,431	13,836	0%
Operating income	2,958	4,982	3,782	548	28%	15,142	14,534	2,107	(4%)
Operating income (non-GAAP) [2]	4,847	6,650	5,491	796	13%	22,201	20,948	3,037	(6%)
Net income to Baidu Core	2,656	25	4,773	692	80%	13,557	7,551	1,095	(44%)
Net income to Baidu Core (non-GAAP) [2]	4,625	5,767	4,915	713	6%	21,292	19,935	2,890	(6%)
Adjusted EBITDA[2]	6,210	8,239	7,146	1,036	15%	27,682	27,088	3,927	(2%)
Adjusted EBITDA margin	24%	33%	28%	28%		29%	28%	28%

Operational Highlights

Corporate

•	Baidu’s board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$5 billion of its shares, effective through December 31, 2025.

•

Baidu received a B rating at the latest CDP climate change scores, making a significant improvement from its D rating in 2021. CDP is a non-profit organization that runs the global disclosure system for investors, companies, cities, states, and regions to manage their environmental impacts.

AI Cloud

•	Baidu ACE smart transportation has been adopted by 69 cities, up from 35 cities a year ago, based on contract amounts of over RMB10 million, as of the end of 2022.

•	Baidu was once again ranked the No. 1 AI Cloud provider, according to IDC’s first half of 2022 report on China’s public cloud market for the fourth consecutive year.

•	PaddlePaddle developer community has grown to 5.35 million and has served 200,000 businesses, as of the end of 2022. Developers have created 670,000 models on PaddlePaddle by the end of 2022.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided 561K rides in the fourth quarter of 2022, up 162% year over year. The cumulative rides provided to the public by Apollo Go exceeded 2 million by the end of January 2023.

•

Apollo Go received Beijing’s first license to test vehicles with no driver or safety operator in the car on December 30, 2022, taking Baidu one step closer to providing fully driverless ride-hailing service on public roads in the capital city.

2/16

Other Growth Initiatives

•	Xiaodu ranked No.1 in smart display shipments and smart speaker shipments in China for the first nine months of 2022, according to IDC, Strategy Analytics, and Canalys.

Mobile Ecosystem

•	In December, Baidu App’s MAUs reached 648 million, up 4% year over year.

•

Managed Page accounted for 45% of Baidu Core’s online marketing revenue in the fourth quarter of 2022. In 2022, revenues from Managed Page accounted for 48% of total online marketing revenue, up from about 40% a year ago.

iQIYI

•	iQIYI’s average daily number of total subscribing members for the quarter was 111.6 million, compared to 97.0 million for the fourth quarter of 2021 and 101.0 million for the third quarter of 2022.

Fourth Quarter 2022 Financial Results

Total revenues were RMB 33.1 billion ($4.80 billion), which is basically flat from last year.

•

Revenue from Baidu Core was RMB 25.7 billion ($3.72 billion), decreasing 1% year over year; online marketing revenue was RMB 18.1 billion ($2.62 billion), down 6% year over year primarily due to the resurgence of Covid-19 in certain cities in China, and non-online marketing revenue was RMB 7.6 billion ($1.10 billion), up 11% year over year, mainly driven by other AI-powered businesses and cloud business.

•	Revenue from iQIYI was RMB 7.6 billion ($1.10 billion), increasing 3% year over year.

Cost of revenues was RMB 16.9 billion ($2.46 billion), decreasing 2% year over year, primarily due to the reduction in content costs, cost of goods sold and other costs related to new AI business, partially offset by the increase in traffic acquisition costs.

Selling, general and administrative expenses were RMB 5.9 billion ($853 million), decreasing 9% year over year, primarily due to the decrease in personnel-related expenses.

Research and development expense was RMB 5.7 billion ($820 million), decreasing 23% year over year, primarily due to the decrease in personnel-related expense.

Operating income was RMB 4.6 billion ($666 million). Baidu Core operating income was RMB 3.8 billion ($548 million), and Baidu Core operating margin was 15%. Non-GAAP operating income was RMB 6.5 billion ($942 million). Non-GAAP Baidu Core operating income was RMB 5.5 billion ($796 million), and non-GAAP Baidu Core operating margin was 21%.

3/16

Total other income, net was RMB 1.8 billion ($258 million), which mainly included a fair value gain of RMB 1.6 billion from long-term investments. A significant portion of long-term investments, including but not limited to investments in equity securities of public and private companies and private equity funds, is subject to quarterly fair value adjustments, which may contribute to net income volatility in future periods. Total other income, net was RMB 407 million for the same period last year, which mainly included a fair value gain of RMB 1.5 billion and an impairment loss of RMB 891 million from long-term investments.

Income tax expense was RMB 1.3 billion ($181 million), decreasing 3% year over year.

Net income attributable to Baidu was RMB 5.0 billion ($718 million), and diluted earnings per ADS was RMB 13.59 ($1.97). Net income attributable to Baidu Core was RMB 4.8 billion ($692 million), and net margin for Baidu Core was 19%. Non-GAAP net income attributable to Baidu was RMB 5.4 billion ($779 million). Non-GAAP diluted earnings per ADS was RMB 15.25 ($2.21). Non-GAAP net income attributable to Baidu Core was RMB 4.9 billion ($713 million), and non-GAAP net margin for Baidu Core was 19%.

Adjusted EBITDA was RMB 8.2 billion ($1.19 billion) and adjusted EBITDA margin was 25%. Adjusted EBITDA for Baidu Core was RMB 7.1 billion ($1.04 billion) and adjusted EBITDA margin for Baidu Core was 28%.

As of December 31, 2022, cash, cash equivalents, restricted cash and short-term investments were RMB 185.3 billion ($26.87 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 177.4 billion ($25.72 billion). Free cash flow was RMB 5.9 billion ($859 million), and free cash flow excluding iQIYI was RMB 5.1 billion ($736 million).

Fiscal Year 2022 Results

Total revenues were RMB 123.7 billion ($17.93 billion), decreasing 1% year over year.

•

Revenue from Baidu Core was RMB 95.4 billion ($13.84 billion), which is basically flat from last year; online marketing revenue was RMB 69.5 billion ($10.08 billion), decreasing 6% year over year, and non-online marketing revenue was RMB 25.9 billion ($3.76 billion), up 22% year over year, mainly driven by cloud and other AI-powered businesses.

•	Revenue from iQIYI was RMB 29.0 billion ($4.20 billion), decreasing 5% year over year.

Cost of revenues was RMB 63.9 billion ($9.27 billion), decreasing 1% year over year, which is basically flat from last year, primarily due to the increase in traffic acquisition costs, bandwidth costs, cost of goods sold and other costs related to new AI business, offset by the decrease in content costs.

4/16

Selling, general and administrative expenses were RMB 20.5 billion ($2.98 billion), decreasing 17% year over year, primarily due to the decrease in channel spending, promotional marketing and personnel-related expenses.

Research and development expenses were RMB 23.3 billion ($3.38 billion), decreasing 7% year over year, primarily due to the decrease in personnel-related expenses.

Operating income was RMB 15.9 billion ($2.31 billion). Baidu Core operating income was RMB 14.5 billion ($2.11 billion), and Baidu Core operating margin was 15%. Non-GAAP operating income was RMB 23.2 billion ($3.36 billion). Non-GAAP Baidu Core operating income was RMB 20.9 billion ($3.04 billion), and non-GAAP Baidu Core operating margin was 22%.

Total other loss, net was RMB 5.8 billion ($841 million), which mainly included a fair value loss of RMB 3.9 billion and an impairment loss of RMB 3.0 billion from long-term investments. A significant portion of long-term investments, including but not limited to investments in equity securities of public and private companies and private equity funds, is subject to quarterly fair value adjustments, which may contribute to net income volatility in future periods. Total other income, net was RMB 260 million for 2021, which mainly included a fair value gain of RMB 3.1 billion and an impairment loss of RMB 4.3 billion from long-term investments.

Income tax expense was RMB 2.6 billion ($374 million), decreasing 19% year over year, primarily due to deferred tax benefit recognized on fair value loss of long-term investments in 2022 whereas the Company had deferred tax expense recognized on fair value gain of long-term investments in 2021.

Net income attributable to Baidu was RMB 7.6 billion ($1.10 billion), and diluted earnings per ADS was RMB 19.85 ($2.88). Net income attributable to Baidu Core was RMB 7.6 billion ($1.10 billion), and net margin for Baidu Core was 8%. Non-GAAP net income attributable to Baidu was RMB 20.7 billion ($3.00 billion), and non-GAAP diluted earnings per ADS amounted to RMB 58.93 ($8.54). Non-GAAP net income attributable to Baidu Core was RMB 19.9 billion ($2.89 billion), and non-GAAP net margin for Baidu Core was 21%.

Adjusted EBITDA was RMB 29.7 billion ($4.30 billion) and adjusted EBITDA margin was 24%. Adjusted EBITDA to Baidu Core was RMB 27.1 billion ($3.93 billion) and adjusted EBITDA margin for Baidu Core was 28%.

Free cash flow was RMB 17.9 billion ($2.59 billion), and free cash flow excluding iQIYI was RMB 18.1 billion ($2.63 billion).

5/16

Conference Call Information

Baidu’s management will hold an earnings conference call at 7.30AM on February 22, 2023, U.S. Eastern Time (8.30PM on February 22, 2023, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q4 2022 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click

https://s1.c-conf.com/diamondpass/10028709-re5fs4.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

6/16

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

7/16

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and contingent loss pertaining to legal proceeding in relation to former advertising agencies and iQIYI’s non-recurring employee severance costs.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agencies, iQIYI’s non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, charitable donation from Baidu, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agencies, iQIYI’s non-recurring employee severance costs, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.

8/16

Baidu, Inc.

Condensed Consolidated Statements of (Loss) Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	20,723	19,943	19,571	2,838	80,695	74,711	10,832
Others	12,365	12,597	13,506	1,958	43,798	48,964	7,099

Total revenues	33,088	32,540	33,077	4,796	124,493	123,675	17,931

Costs and expenses:
Cost of revenues(1)	17,289	16,273	16,945	2,457	64,314	63,935	9,269
Selling, general and administrative(1)	6,451	5,193	5,881	853	24,723	20,514	2,975
Research and development(1)	7,390	5,757	5,658	820	24,938	23,315	3,380

Total costs and expenses	31,130	27,223	28,484	4,130	113,975	107,764	15,624

Operating income	1,958	5,317	4,593	666	10,518	15,911	2,307
Other income (loss):
Interest income	1,514	1,619	1,647	239	5,551	6,245	905
Interest expense	(873)	(724)	(738)	(107)	(3,421)	(2,913)	(422)
Foreign exchange (loss) gain, net	(27)	(806)	(338)	(49)	100	(1,484)	(215)
Share of losses from equity method investments	(773)	(376)	(523)	(76)	(932)	(1,910)	(277)
Others, net	566	(4,483)	1,733	251	(1,038)	(5,737)	(832)

Total other income (loss), net	407	(4,770)	1,781	258	260	(5,799)	(841)

Income before income taxes	2,365	547	6,374	924	10,778	10,112	1,466
Income tax expense	1,295	908	1,254	181	3,187	2,578	374

Net income (loss)	1,070	(361)	5,120	743	7,591	7,534	1,092
Net (loss) income attributable to noncontrolling interests	(645)	(215)	167	25	(2,635)	(25)	(4)

Net income (loss) attributable to Baidu	1,715	(146)	4,953	718	10,226	7,559	1,096

Earnings (loss) per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	4.57	(0.87)	13.73	1.99	28.64	20.02	2.90
-Diluted	4.51	(0.87)	13.59	1.97	28.07	19.85	2.88
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	0.57	(0.11)	1.72	0.25	3.58	2.50	0.36
-Diluted	0.56	(0.11)	1.70	0.25	3.51	2.48	0.36
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,780	2,790	2,789	2,789	2,758	2,782	2,782
-Diluted	2,816	2,790	2,801	2,801	2,814	2,809	2,809
(1) Includes share-based compensation expenses as follows:
Cost of revenues	134	84	158	23	399	409	59
Selling, general and administrative	533	480	450	65	1,840	1,750	253
Research and development	1,426	1,039	1,233	179	4,817	4,629	672

Total share-based compensation expenses	2,093	1,603	1,841	267	7,056	6,788	984

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB 6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

9/16

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	36,850	53,156	7,707
Restricted cash	10,821	11,330	1,643
Short-term investments, net	143,243	120,839	17,520
Accounts receivable, net	9,981	11,733	1,701
Amounts due from related parties	1,368	5,432	788
Other current assets, net	11,052	10,360	1,501

Total current assets	213,315	212,850	30,860

Non-current assets:
Fixed assets, net	23,027	23,973	3,476
Licensed copyrights, net	7,258	6,841	992
Produced content, net	10,951	13,002	1,885
Intangible assets, net	1,689	1,254	182
Goodwill	22,605	22,477	3,259
Long-term investments, net	59,418	55,297	8,017
Long-term time deposits and held-to-maturity investments	7,914	23,629	3,426
Amounts due from related parties	3,487	60	9
Deferred tax assets, net	2,372	2,129	309
Operating lease right-of-use assets	12,065	10,365	1,503
Other non-current assets	15,933	19,096	2,768

Total non-current assets	166,719	178,123	25,826

Total assets	380,034	390,973	56,686

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	4,168	5,343	775
Accounts payable and accrued liabilities	41,384	38,014	5,512
Customer deposits and deferred revenue	13,706	13,116	1,902
Deferred income	97	72	10
Long-term loans, current portion	2	—	—
Convertible senior notes, current portion	—	8,305	1,204
Notes payable, current portion	10,505	6,904	1,001
Amounts due to related parties	1,764	5,067	735
Operating lease liabilities	2,862	2,809	407

Total current liabilities	74,488	79,630	11,546

Non-current liabilities:
Deferred income	129	159	23
Deferred revenue	223	331	48
Amounts due to related parties	3,268	99	14
Long-term loans	12,629	13,722	1,990
Notes payable	43,120	39,893	5,784
Convertible senior notes	12,652	9,568	1,387
Deferred tax liabilities	3,286	2,898	420
Operating lease liabilities	5,569	4,810	697
Other non-current liabilities	718	2,058	299

Total non-current liabilities	81,594	73,538	10,662

Total liabilities	156,082	153,168	22,208

Redeemable noncontrolling interests	7,148	8,393	1,217
Equity
Total Baidu shareholders’ equity	211,459	223,478	32,401
Noncontrolling interests	5,345	5,934	860

Total equity	216,804	229,412	33,261

Total liabilities, redeemable noncontrolling interests, and equity	380,034	390,973	56,686

10/16

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended December 31, 2021 (RMB)					Three months ended September 30, 2022 (RMB)					Three months ended December 31, 2022 (RMB)				Three months ended December 31, 2022, 2022 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Total revenues	25,978	7,389	(279)		33,088	25,239	7,471	(170)		32,540	25,654	7,593	(170)	33,077	3,719	1,101	(24)	4,796
YOY											(1%)	3%		(0%)
QOQ											2%	2%		2%
Costs and expenses:
Cost of revenues (1)	11,017	6,507	(235)		17,289	10,745	5,705	(177)		16,273	11,712	5,405	(172)	16,945	1,699	784	(26)	2,457
Selling, general and administrative (1)	5,377	1,093	(19)		6,451	4,231	980	(18)		5,193	4,969	939	(27)	5,881	720	136	(3)	853
Research and development (1)	6,626	764	—		7,390	5,281	476	—		5,757	5,191	467	—	5,658	752	68	—	820

Total costs and expenses	23,020	8,364	(254)		31,130	20,257	7,161	(195)		27,223	21,872	6,811	(199)	28,484	3,171	988	(29)	4,130

YOY
Cost of revenues											6%	(17%)		(2%)
Selling, general and administrative											(8%)	(14%)		(9%)
Research and development											(22%)	(39%)		(23%)
Cost and expenses											(5%)	(19%)		(8%)
Operating income (loss)	2,958	(975)	(25)		1,958	4,982	310	25		5,317	3,782	782	29	4,593	548	113	5	666
YOY											28%	—		135%
QOQ											(24%)	152%		(14%)
Operating margin	11%	(13%)			6%	20%	4%			16%	15%	10%		14%
Add: total other income (loss), net	1,161	(754)	—		407	(4,108)	(662)	—		(4,770)	2,271	(490)	—	1,781	329	(71)	—	258
Less: income tax expense (benefit)	1,258	37	—		1,295	866	42	—		908	1,265	(11)	—	1,254	183	(2)	—	181
Less: net income (loss) attributable to NCI	205	10	(860	)(3)	(645)	(17)	1	(199	)(3)	(215)	15	(1)	153 (3)	167	2	—	23 (3)	25

Net income (loss) attributable to Baidu	2,656	(1,776)	835		1,715	25	(395)	224		(146)	4,773	304	(124)	4,953	692	44	(18)	718

YOY											80%	—		189%
QOQ											18992%	—		—
Net margin	10%	(24%)			5%	0%	(5%)			(0%)	19%	4%		15%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	4,847	(515)			4,307	6,650	525			7,200	5,491	977		6,497	796	141		942
YOY											13%	—		51%
QOQ											(17%)	86%		(10%)
Operating margin (non-GAAP)	19%	(7%)			13%	26%	7%			22%	21%	13%		20%
Net income (loss) attributable to Baidu (non-GAAP)	4,625	(1,001)			4,084	5,767	187			5,889	4,915	856		5,371	713	124		779
YOY											6%	—		32%
QOQ											(15%)	358%		(9%)
Net margin (non-GAAP)	18%	(14%)			12%	23%	3%			18%	19%	11%		16%
Adjusted EBITDA	6,210	(428)			5,757	8,239	615			8,879	7,146	1,056		8,231	1,036	152		1,193
YOY											15%	—		43%
QOQ											(13%)	72%		(7%)
Adjusted EBITDA margin	24%	(6%)			17%	33%	8%			27%	28%	14%		25%
(1) Includes share-based compensation as follows:
Cost of revenues	90	44			134	45	39			84	122	36		158	18	5		23
Selling, general and administrative	396	137			533	375	105			480	355	95		450	51	14		65
Research and development	1,343	83			1,426	978	61			1,039	1,177	56		1,233	171	8		179

Total share-based compensation	1,829	264			2,093	1,398	205			1,603	1,654	187		1,841	240	27		267

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income/(loss) attributable to iQIYI noncontrolling interests

11/16

Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Twelve months ended December 31, 2021 (RMB)					Twelve months ended December 31, 2022 (RMB)					Twelve months ended December 31, 2022 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	95,163	30,554	(1,224)		124,493	95,431	28,998	(754)		123,675	13,836	4,204	(109)		17,931
YOY						0%	(5%)			(1%)
Costs and expenses:
Cost of revenues (1)	37,838	27,513	(1,037)		64,314	42,378	22,321	(764)		63,935	6,144	3,236	(111)		9,269
Selling, general and administrative (1)	20,040	4,725	(42)		24,723	17,103	3,466	(55)		20,514	2,480	503	(8)		2,975
Research and development (1)	22,143	2,795	—		24,938	21,416	1,899	—		23,315	3,105	275	—		3,380

Total costs and expenses	80,021	35,033	(1,079)		113,975	80,897	27,686	(819)		107,764	11,729	4,014	(119)		15,624

YOY
Cost of revenues						12%	(19%)			(1%)
Selling, general and administrative						(15%)	(27%)			(17%)
Research and development						(3%)	(32%)			(7%)
Cost and expenses						1%	(21%)			(5%)
Operating income (loss)	15,142	(4,479)	(145)		10,518	14,534	1,312	65		15,911	2,107	190	10		2,307
YOY						(4%)	(129%)			51%
Operating margin	16%	(15%)			8%	15%	5%			13%
Add: total other income (loss),net	1,793	(1,533)	—		260	(4,453)	(1,346)	—		(5,799)	(646)	(195)	—		(841)
Less: income tax expense	3,090	97	—		3,187	2,494	84	—		2,578	362	12	—		374
Less: net income (loss) attributable to NCI	288	61	(2,984	)(3)	(2,635)	36	18	(79	)(3)	(25)	4	3	(11	)(3)	(4)

Net income (loss) attributable to Baidu	13,557	(6,170)	2,839		10,226	7,551	(136)	144		7,559	1,095	(20)	21		1,096

YOY						(44%)	(98%)			(26%)
Net margin	14%	(20%)			8%	8%	(0%)			6%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	22,201	(3,026)			19,030	20,948	2,173			23,186	3,037	315			3,362
YOY						(6%)	—			22%
Operating margin (non-GAAP)	23%	(10%)			15%	22%	7%			19%
Net income (loss) attributable to Baidu (non-GAAP)	21,292	(4,487)			18,830	19,935	1,284			20,680	2,890	186			2,998
YOY						(6%)	—			10%
Net margin (non-GAAP)	22%	(15%)			15%	21%	4%			17%
Adjusted EBITDA	27,682	(2,623)			24,914	27,088	2,510			29,663	3,927	364			4,301
YOY						(2%)	—			19%
Adjusted EBITDA margin	29%	(9%)			20%	28%	9%			24%
(1) Includes share-based compensation as follows:
Cost of revenues	226	173			399	261	148			409	38	21			59
Selling, general and administrative	1,122	718			1,840	1,326	424			1,750	192	61			253
Research and development	4,489	328			4,817	4,390	239			4,629	637	35			672

Total share-based compensation	5,837	1,219			7,056	5,977	811			6,788	867	117			984

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

12/16

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2021 (RMB)			September 30, 2022 (RMB)			December 31, 2022 (RMB)			December 31, 2022 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	5,809	(1,095)	4,714	8,543	196	8,739	6,999	854	7,853	1,015	124	1,139
Net cash (used in) provided by investing activities	(50)	2,097	2,047	7,603	407	8,010	(5,902)	579	(5,323)	(856)	84	(772)
Net cash (used in) provided by financing activities	(4,662)	(5,239)	(9,901)	(5,967)	(106)	(6,073)	(5,124)	2,862	(2,262)	(743)	415	(328)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(589)	(74)	(663)	1,980	60	2,040	(1,420)	(9)	(1,429)	(206)	(1)	(207)

Net increase (decrease) in cash, cash equivalents and restricted cash	508	(4,311)	(3,803)	12,159	557	12,716	(5,447)	4,286	(1,161)	(790)	622	(168)
Cash, cash equivalents and restricted cash
At beginning of period	44,088	7,386	51,474	50,662	3,019	53,681	62,821	3,576	66,397	9,109	518	9,627
At end of period	44,596	3,075	47,671	62,821	3,576	66,397	57,374	7,862	65,236	8,319	1,140	9,459
Net cash provided by (used in) operating activities	5,809	(1,095)	4,714	8,543	196	8,739	6,999	854	7,853	1,015	124	1,139
Less: Capital expenditures	(4,213)	(24)	(4,237)	(2,140)	(48)	(2,188)	(1,920)	(9)	(1,929)	(279)	(1)	(280)

Free cash flow	1,596	(1,119)	477	6,403	148	6,551	5,079	845	5,924	736	123	859

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

13/16

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2021 (RMB)			December 31, 2022 (RMB)			December 31, 2022 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	26,074	(5,952)	20,122	26,241	(71)	26,170	3,804	(10)	3,794
Net cash (used in) provided by investing activities	(32,706)	1,262	(31,444)	(4,210)	266	(3,944)	(611)	39	(572)
Net cash provided by (used in) financing activities	26,355	(2,959)	23,396	(10,859)	4,469	(6,390)	(1,574)	648	(926)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(726)	(217)	(943)	1,606	123	1,729	233	18	251

Net increase (decrease) in cash, cash equivalents and restricted cash	18,997	(7,866)	11,131	12,778	4,787	17,565	1,852	695	2,547
Cash, cash equivalents and restricted cash
At beginning of period	25,599	10,941	36,540	44,596	3,075	47,671	6,466	446	6,912
At end of period	44,596	3,075	47,671	57,374	7,862	65,236	8,318	1,141	9,459
Net cash provided by (used in) operating activities	26,074	(5,952)	20,122	26,241	(71)	26,170	3,804	(10)	3,794
Less: Capital expenditures	(10,634)	(262)	(10,896)	(8,112)	(174)	(8,286)	(1,176)	(25)	(1,201)

Free cash flow	15,440	(6,214)	9,226	18,129	(245)	17,884	2,628	(35)	2,593

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

14/16

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2021 (RMB)			September 30, 2022 (RMB)			December 31, 2022 (RMB)			December 31, 2022 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	2,958	(975)	1,958	4,982	310	5,317	3,782	782	4,593	548	113	666
Add: Share-based compensation expenses	1,829	264	2,093	1,398	205	1,603	1,654	187	1,841	240	27	267
Add: Amortization and impairment of intangible assets(1)	60	17	77	56	10	66	55	8	63	8	1	9
Add: Contingent loss(5)	—	—	—	214	—	214	—	—	—	—	—	—
Add: iQIYI non-recurring employee severance costs(6)	—	179	179	—	—	—	—	—	—	—	—	—

Operating income (loss) (non-GAAP)	4,847	(515)	4,307	6,650	525	7,200	5,491	977	6,497	796	141	942
Add: Depreciation of fixed assets	1,363	87	1,450	1,589	90	1,679	1,655	79	1,734	240	11	251

Adjusted EBITDA	6,210	(428)	5,757	8,239	615	8,879	7,146	1,056	8,231	1,036	152	1,193
Net income (loss) attributable to Baidu	2,656	(1,776)	1,715	25	(395)	(146)	4,773	304	4,953	692	44	718
Add: Share-based compensation expenses	1,805	264	1,941	1,394	205	1,497	1,654	187	1,748	240	27	253
Add: Amortization and impairment of intangible assets(1)	55	17	65	50	10	56	50	8	55	7	1	8
Add: Disposal (gain) loss	—	—	—	(6)	—	(6)	(484)	62	(453)	(70)	9	(66)
Add: Impairment of long-term investments	752	139	824	1,042	376	1,230	318	271	453	46	39	66
Add: Fair value (gain) loss of long-term investments	(1,339)	2	(1,337)	3,149	(27)	3,135	(1,662)	8	(1,658)	(241)	1	(240)
Add: Reconciling items on equity method investments(2)	430	177	521	237	16	245	377	18	386	55	3	56
Add: Charitable donation from Baidu(4)	50	—	50	—	—	—	—	—	—	—	—	—
Add: Contingent loss(5)	—	—	—	214	—	214	—	—	—	—	—	—
Add: iQIYI non-recurring employee severance costs(6)	—	179	92	—	—	—	—	—	—	—	—	—
Add: Tax effects on non-GAAP adjustments(3)	216	(3)	213	(338)	2	(336)	(111)	(2)	(113)	(16)	—	(16)

Net income (loss) attributable to Baidu (non-GAAP)	4,625	(1,001)	4,084	5,767	187	5,889	4,915	856	5,371	713	124	779
Diluted earnings (loss) per ADS			4.51			(0.87)			13.59			1.97
Add: Accretion of the redeemable noncontrolling interests			0.36			0.45			0.46			0.07
Add: Non-GAAP adjustments to earnings per ADS			6.73			17.29			1.20			0.17

Diluted earnings per ADS (non-GAAP)			11.60			16.87			15.25			2.21

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	This represents tax impact of all non-GAAP adjustments.
(4)	This represents non-recurring charitable donations to discrete events.
(5)	This represents contingent loss pertaining to legal proceedings involving former advertising agency.
(6)	This represents non-recurring employee severance costs in relation to the iQIYI employee optimization program incurred in 2021.

15/16

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2021 (RMB)			December 31, 2022 (RMB)			December 31, 2022 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	15,142	(4,479)	10,518	14,534	1,312	15,911	2,107	190	2,307
Add: Share-based compensation expenses	5,837	1,219	7,056	5,977	811	6,788	867	117	984
Add: Amortization and impairment of intangible assets(1)	246	55	301	223	50	273	32	8	40
Add: Contingent loss(5)	976	—	976	214	—	214	31	—	31
Add: iQIYI non-recurring employee severance costs(6)	—	179	179	—	—	—	—	—	—

Operating income (loss) (non-GAAP)	22,201	(3,026)	19,030	20,948	2,173	23,186	3,037	315	3,362
Add: Depreciation of fixed assets	5,481	403	5,884	6,140	337	6,477	890	49	939

Adjusted EBITDA	27,682	(2,623)	24,914	27,088	2,510	29,663	3,927	364	4,301
Net income (loss) attributable to Baidu	13,557	(6,170)	10,226	7,551	(136)	7,559	1,095	(20)	1,096
Add: Share-based compensation expenses	5,814	1,219	6,444	5,964	811	6,371	865	118	924
Add: Amortization and impairment of intangible assets(1)	220	55	251	200	50	229	29	7	33
Add: Disposal (gain)	—	(45)	(28)	(515)	(368)	(700)	(76)	(53)	(101)
Add: Impairment of long-term investments	4,144	170	4,232	2,180	841	2,601	316	122	377
Add: Fair value (gain) loss of long-term investments	(2,734)	(87)	(2,778)	3,977	(18)	3,968	577	(3)	575
Add: Reconciling items on equity method investments(2)	1,249	192	1,349	1,473	105	1,548	214	15	224
Add: Charitable donation from Baidu(4)	140	—	140	136	—	136	20	—	20
Add: Contingent loss(5)	976	—	976	214	—	214	31	—	31
Add: iQIYI non-recurring employee severance costs(6)	—	179	92	—	—	—	—	—	—
Add: Tax effects on non-GAAP adjustments(3)	(2,074)	—	(2,074)	(1,245)	(1)	(1,246)	(181)	—	(181)

Net income (loss) attributable to Baidu (non-GAAP)	21,292	(4,487)	18,830	19,935	1,284	20,680	2,890	186	2,998
Diluted earnings per ADS			28.07			19.85			2.88
Add: Accretion of the redeemable noncontrolling interests			1.00			1.68			0.24
Add: Non-GAAP adjustments to earnings per ADS			24.46			37.40			5.42

Diluted earnings per ADS (non-GAAP)			53.53			58.93			8.54

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	This represents tax impact of all non-GAAP adjustments.
(4)	This represents non-recurring charitable donations to discrete events.
(5)	This represents contingent loss pertaining to legal proceedings involving former advertising agency.
(6)	This represents non-recurring employee severance costs in relation to the iQIYI employee optimization program incurred in 2021.

16/16